Form	4

1	Name and Address of Reporting Person

	Howard Amster
	23811 Chagrin Blvd., #200
	Beachwood, Ohio 44122-5525

2	Issuer Name and Trading Symbol

	Horizon Group Properties, Inc. (HGPI)

3	I.R.S. Identification Number of Reporting Person
	(Voluntary)

4	Statement for Month/Year	March 13, 2003

5	If Amendment Date of Original

6	Relationship of Reporting Person to Issuer

	X	Director

7	Individual or Joint/Group Filing

	X	Form filed by One Reporting Person


Table I		Non-Derivative Securities Acquired, Disposed of
			or Beneficially Owned

1	Title of Security-	common

2A	Deemed Execution Date, if any

2	3	4		5		 6		7
Trans	Trans Securities	Amount	 Owner	Nature of
Date	Code	Acquired/	Beneficially Ship		Indirect
		Disposed	owned		 Form		Ownership

				658,557	D

				    574	I		General Partner

           			128,270	I		100% owned Corp.

				     35	I		100% owned Corp.

				  1,049	I		100% owned Corp.
								is General Partner

				 29,009	I		83% owner







Table II	Derivative Securities Acquired, disposed of/or
		Beneficially Owned

1		Title of Derivative Security

		Limited Partnership units in
		Horizon Group Properties, L.P.

2		Conversion of Derivative Security

		1 for 1 basis into common stock of Horizon
		Group Properties, Inc.

3A		Deemed Execution Date

3	4	5		6			7
Trans	Trans	Number of	Date Exercisable/	Amount of
Date	Code	Derivative	Expiration Date	Underlying
		Securities				Securities



8	9		10		11
Price	Number	Ownership	Nature of
	Derivative	Form		Indirect Ownership
	Owned

	444,222	D

5.16	145,349	I		100% owned Corp
					is General Partner of
					purchaser of units

Explanation of Responses:

On March 13, 2003 Pleasant Lake Apts.Partnership, a partnership controlled by Mr. Amster, purchased
261,628 limited partnership units in Horizon Group
Properties, L.P. at a price of $ 5.16 per Unit for a purchase price of $ 1,350,000.00. These specific units are not convertible or exchangeable into common stock of Horizon Group Properties, Inc.


/s/
Howard Amster
Signature of Reporting Person		March 13, 2003